                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               __________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULES 13d-1(b)(c), AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 1)


                              StorageNetworks, Inc.
                     --------------------------------------
                                (Name of Issuer)

                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)

                                   86211E 10 3
                              ---------------------
                                 (CUSIP Number)

                                December 31, 2001
      --------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [_] Rule 13d-1(b)
  [_] Rule 13d-1(c)
  [x] Rule 13d-1(d)

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  CUSIP NO. 86211E 10 3               13G                  Page 2 of 7 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      William D. Miller
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,798,178* shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             2,387,787** shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,798,178* shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,387,787** shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,254,404*** shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      4.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      IN
------------------------------------------------------------------------------
*Includes 325,000 shares held by BMAAM, Inc. (of which Mr. Miller is sole stockholder) and 1,473,178 shares held by Mr. Miller directly. Excludes 175,000 shares held by BMAAM Irrevocable Trust, a trust established for the benefit of Mr. Miller to effect a trading plan pursuant to Rule 10b5-1. BMAAM, Inc. is the settlor of the BMAAM Irrevocable Trust.

**Includes 106,561 shares held by Nostro Regalo Foundation (a charitable foundation of which Mr. Miller and his wife are directors; Mr. Miller disclaims beneficial interest with respect to those shares) 2,189,372 shares held by MAWAM LLLP (of which Mr. Miller and his wife are general partners and their children are limited partners, and in which Mr. Miller disclaims beneficial interest, except to the extent of any pecuniary interest therein), and 91,854 shares held

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CUSIP No. 86211E 10 3               13G                     Page 3 of 7 Pages

by Mr. Miller jointly with his wife. Excludes 175,000 shares held by BMAAM Irrevocable Trust, a trust established for the benefit of Mr. Miller to effect a trading plan pursuant to Rule 10b5-1. BMAAM, Inc. is the settlor of the BMAAM Irrevocable Trust.

***Includes 325,000 shares held by BMAAM, Inc. (of which Mr. Miller is sole stockholder), 1,473,178 shares held by Mr. Miller directly, 2,189,372 shares held by MAWAM LLLP (of which Mr. Miller and his wife are general partners and their children are limited partners, and in which Mr. Miller disclaims beneficial interest, except to the extent of any pecuniary interest therein), 91,854 shares held by Mr. Miller jointly with his wife, and 175,000 shares held by BMAAM Irrevocable Trust, a trust established for the benefit of Mr. Miller to effect a trading plan pursusant to Rule 10b5-1. BMAAM, Inc. is the settlor of the BMAAM Irrevocable Trust. Excludes 106,561 shares held by Nostro Regalo Foundation (a charitable foundation of which Mr. Miller and his wife are directors; Mr. Miller disclaims beneficial interest with respect to those shares).

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CUSIP No. 86211E 10 3               13G                     Page 4 of 7 Pages

Item 1(a).     Name of Issuer:

               StorageNetworks, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               225 Wyman Street, Waltham, Massachusetts 02451

Item 2(a).     Name of Person Filing:

               William D. Miller

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               225 Wyman Street, Waltham, Massachusetts 02451

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               86211E 10 3

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

               (a) [_] Broker or dealer registered under Section 15 of the Act

               (b) [_] Bank as defined in Section 3(a)(6) of the Act

               (c) [_] Insurance company as defined in Section 3(a)(19) of the
                   Act

               (d) [_] Investment company registered under section 8 of the
                   Investment Company Act of 1940

               (e) [_] An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E)

               (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

               (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

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CUSIP No. 86211E 10 3               13G                     Page 5 of 7 Pages

               (h) [_] A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act

               (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

               (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.        Ownership:

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                   (a)   Amount Beneficially owned as of December 31, 2001:

                         4,254,404 shares: Includes 325,000 shares held by BMAAM, Inc. (of which Mr. Miller is sole stockholder), 1,473,178 shares held by Mr. Miller directly, 2,189,372 shares held by MAWAM LLLP (of which Mr. Miller and his wife are general partners and their children are limited partners, and in which Mr. Miller disclaims beneficial interest, except to the extent of any pecuniary interest therein), 91,854 shares held by Mr. Miller jointly with his wife, and 175,000 shares held by BMAAM Irrevocable Trust, a trust established for the benefit of Mr. Miller to effect a trading plan pursuant to Rule 10b5-1. BMAAM, Inc. is the settlor of the BMAAM Irrevocable Trust. Excludes 106,561 shares held by Nostro Regalo Foundation (of which Mr. Miller and his wife are directors, and with respect to which shares Mr. Miller disclaims beneficial interest).

                   (b)   Percent of class:

                         4.3 %

                   (c)   Number of shares as to which such person has:

                         (i)    Sole power to vote or to direct the vote:

                                            1,798,178* shares

                         (ii)   Shared power to vote or to direct the vote:

                                            2,387,787** shares

                         (iii) Sole power to dispose or to direct the disposition of:

                                            1,798,178* shares

                         (iv) Shared power to dispose or to direct the disposition of:
                                            2,387,787** shares

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CUSIP No. 86211E 10 3               13G                     Page 6 of 7 Pages


* Includes 325,000 shares held by BMAAM, Inc. (of which Mr. Miller is sole stockholder) and 1,473,178 shares held by Mr. Miller directly. Excludes 175,000 shares held by BMAAM Irrevocable Trust, a trust established for the benefit of Mr. Miller to effect a trading plan pursuant to Rule 10b5-1. BMAAM, Inc. is the settlor of the BMAAM Irrevocable Trust.

** Includes 106,561 shares held by Nostro Regalo Foundation (a charitable foundation of which Mr. Miller and his wife are directors; Mr. Miller disclaims beneficial interest with respect to those shares) 2,189,372 shares held by MAWAM LLLP (of which Mr. Miller and his wife are general partners and their children are limited partners, and in which Mr. Miller disclaims beneficial interest, except to the extent of any pecuniary interest therein), and 91,854 shares held by Mr. Miller jointly with his wife. Excludes 175,000 shares held by BMAAM Irrevocable Trust, a trust established for the benefit of Mr. Miller to effect a trading plan pursuant to Rule 10b5-1. BMAAM, Inc. is the settlor of the BMAAM Irrevocable Trust.

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.   Ownership of More than Five Precent on Behalf of Another Person:

          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
          Person:

          Not applicable

Item 8.   Identification of Members of the Group:

          Not applicable

Item 9.   Notice of Dissolution of a Group:

          Not applicable

Item 10.  Certifications:

          Not applicable

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CUSIP No. 86211E 10 3               13G                     Page 7 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                /s/ William D. Miller
                                                -----------------------------
                                                Name

                                                February 13, 2002
                                                -----------------------------
                                                Date